FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Files Technical Report for Kirazli Project

Toronto, Ontario (March 31, 2017) - Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has filed a technical report for its Kirazli gold project, located in the Çanakkale Province in northwestern Turkey.

The report was prepared in accordance with National Instrument 43-101 - Standards for Disclosure for Mineral Projects and supports the disclosure outlined in Alamos’ news release dated February 15, 2017. The report is available under the Company’s profile on SEDAR at www.sedar.com and on the Alamos website at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.